EXHIBIT 99.1

Just Energy Group Inc. Announces Adjustment of Accounts Receivable

TORONTO, July 23, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy”) announced today that as part of the previously announced Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas, over the past 12 months.  As management identified these issues, more robust operational controls were put in place, culminating in numerous improvements being implemented during June and July 2019.

Due to the identified issues, management is updating its provisioning methodology used to estimate its reserve for trade receivables.  Management expects an incremental impairment of the Texas residential accounts receivable of approximately CAD $45 to $50 million as of June 30, 2019.

“The enrolment and non-payment issues have been remediated and management is confident in the business and operational controls currently in place.  These issues will not have a continuing effect on future cash flows,” said Rebecca MacDonald, Just Energy’s Executive Chair.  Ms. MacDonald continued, “The Strategic Review is ongoing.”

ABOUT JUST ENERGY

Just Energy (TSX:JE; NYSE:JE) is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada and the United Kingdom, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and Terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Phone: (713) 544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Phone: (617) 982-0475
michael.cummings@alpha-ir.com